

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336


06019393

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
11 December 2006

SUPPL

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders:

Press information :

- December 8th 2006

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

RECEIVED
2006 DEC 21 A 8:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Sincerely yours.

Finance Department Manager

F. MOREAU



Ciments Français
Italcementi Group

CIMENTS FRANÇAIS: AGREEMENT IN KAZAKHSTAN

Paris, December 8, 2006 – Ciments Français (Italcementi Group - one of the largest cement producer in the world), signed an agreement with Mercury Group a leading industrial group in Kazakhstan and Sembol Group on a partnership to develop two new cement facilities in the South-eastern and Western part of Kazakhstan.
The terms of the preliminary agreement has been defined in Astana by the representatives of the three Groups, Mr. Carlo Pesenti (Italcementi CEO), Mrs Raushan Sagdieva (Managing Director of Mercury) and Mr. Fettah Tamince (Chairman of Sembol) at the presence of His Excellency, Mr. Nursultan Abishevitch Nazarbayev, President of the Republic of Kazakhstan.
Two new environmentally friendly dry process plants, each with a cement production capacity of 1.3 million metric tons per year, will produce high quality cement in the most cost effective conditions and help to cover the increasing need of Kazakhstan fast growing economy.
The two new plants will be integrated with the existing Ciments Français-owned Shymkent Cement operations creating the leading cement producer in Central Asia with a total capacity of more than 3 millions metric tons; Ciments Français, that will manage the new cement group, will own a 50% stake while the remaining partners will own the other 50%.
"*The presence of Italcementi Group, that is positively operating in Kazakhstan since 1998, will guarantee to benefit from its outstanding expertise and know-how to achieve the most efficient and environmentally friendly technologies and performances*", states the Managing Director of Mercury. "*Furthermore the project is in complete accordance with the government new guidelines for the development of the cement industry*".

Mercury is a Kazakh holding, active in different industrial sectors including transportation and construction.
Sembol, the construction and contracting arm of the Turkish Fettah Tamince Group, is particularly active in Kazakhstan in the construction of major residential and commercial projects in many cities of the Country.
Italcementi Group is the fifth largest cement producer in the world and the biggest in the Mediterranean area. With a staff of over 22,300 in 19 countries, and 2005 annual sales amounting to about 5 billion Euro (about 2,910 million Euro as at 30.06.06), the Group boasts an industrial network of 62 cement plants (cement + clinker 56.3Mt), 14 grinding centres, 4 stand alone terminals, 147 aggregates quarries and 575 concrete batching units.

ON THE INTERNET : www.cimfra.com et www.italcementigroup.com
Ciments Français
Investor relations: Tel. 01 42 91 76 76
Media relations: Tel. 01 42 91 76 87



Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
11 December 2006

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders:

Press Information :

- December 8th 2006

Sincerely yours.

Finance Department Manager

F. MOREAU

F. Mo

Personal copy : Miss Sandra FOLSON



Ciments Français
Italcementi Group

CIMENTS FRANÇAIS: AGREEMENT IN KAZAKHSTAN

Paris, December 8, 2006 – Ciments Français (Italcementi Group - one of the largest cement producer in the world), signed an agreement with Mercury Group a leading industrial group in Kazakhstan and Sembol Group on a partnership to develop two new cement facilities in the South-eastern and Western part of Kazakhstan.
The terms of the preliminary agreement has been defined in Astana by the representatives of the three Groups, Mr. Carlo Pesenti (Italcementi CEO), Mrs Raushan Sagdieva (Managing Director of Mercury) and Mr. Fettah Tamince (Chairman of Sembol) at the presence of His Excellency, Mr. Nursultan Abishevitch Nazarbayev, President of the Republic of Kazakhstan.
Two new environmentally friendly dry process plants, each with a cement production capacity of 1.3 million metric tons per year, will produce high quality cement in the most cost effective conditions and help to cover the increasing need of Kazakhstan fast growing economy.
The two new plants will be integrated with the existing Ciments Français-owned Shymkent Cement operations creating the leading cement producer in Central Asia with a total capacity of more than 3 millions metric tons; Ciments Français, that will manage the new cement group, will own a 50% stake while the remaining partners will own the other 50%.
"*The presence of Italcementi Group, that is positively operating in Kazakhstan since 1998, will guarantee to benefit from its outstanding expertise and know-how to achieve the most efficient and environmentally friendly technologies and performances*", states the Managing Director of Mercury. "*Furthermore the project is in complete accordance with the government new guidelines for the development of the cement industry*".

Mercury is a Kazakh holding, active in different industrial sectors including transportation and construction.
Sembol, the construction and contracting arm of the Turkish Fettah Tamince Group, is particularly active in Kazakhstan in the construction of major residential and commercial projects in many cities of the Country.
Italcementi Group is the fifth largest cement producer in the world and the biggest in the Mediterranean area. With a staff of over 22,300 in 19 countries, and 2005 annual sales amounting to about 5 billion Euro (about 2,910 million Euro as at 30.06.06), the Group boasts an industrial network of 62 cement plants (cement + clinker 56.3Mt), 14 grinding centres, 4 stand alone terminals, 147 aggregates quarries and 575 concrete batching units.

ON THE INTERNET : www.cimfra.com et www.italcementigroup.com
Ciments Français
Investor relations: Tel. 01 42 91 76 76
Media relations: Tel. 01 42 91 76 87